UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 10, 2026

IRON HORSE ACQUISITION II CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43021	98-1885362
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

851 Broken Sound Parkway NW, Suite 230

Boca Raton, FL 33487

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code:

(310) 290-5383

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, $0.0001 par value, and one-right	IRHOU	The Nasdaq Stock Market LLC

Ordinary shares, par value $0.0001 per share	IRHO	The Nasdaq Stock Market LLC

Right-each right entitles the holder thereof to receive one-tenth (1/10) of an ordinary share	IRHOR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Director

Iron Horse Acquisition II Corp. (the “Company”) has announced the appointment of Thayer Wade to join as an independent director to its board of directors, effective April 8, 2026. Mr. Wade will serve on each of the Audit Committee, Compensation Committee, the Nominating and Corporate Governance Committee.

Thayer Wade is the co-founder of Epiphany Family LLC (“Epiphany”), a transcontinental firm specializing in US mergers and acquisitions. Mr. Wade has managed the firm since December 2023. Prior to co-founding Epiphany, Mr. Wade worked as a senior associate at Vestria Capital from March 2022 through January 2024. Previously he was Assistant Vice President at Morgan Stanley (NYSE: MS) in a strategy and corporate development role, where he was part of the team that launched the firm’s RIA channel, growing to over $100 billion in assets under management during his tenure. He previously worked at Maximus, Inc. (NYSE: MMS), a systems integrator serving government clients, with roles spanning business development, strategy, operations, and emerging technologies. He holds an A.B. cum laude in engineering from Harvard with a secondary in American government and political philosophy. We believe that Mr. Wade is well qualified to join our board of directors due to his diverse financial experience in mergers and acquisitions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRON HORSE ACQUISITION II CORP.

	By:	/s/ Jose Bengochrea
		Name:	Jose Bengochrea
		Title:	Chief Executive Officer

Date: April 10, 2026

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